COLLEGE RETIREMENT EQUITIES FUND
                                     (CREF)
                   730 Third Avenue, New York, New York 10017

          Endorsement to CREF Minimum Distribution Annuity Certificate

                          Effective Date: July 1, 1992

This endorsement adds the following to the corresponding provisions of your certificate and/or adds the following provisions to your certificate. This endorsement is to be read in conjunction with your certificate.

                          CREF GLOBAL EQUITIES ACCOUNT

As of the effective date, CREF maintains, in addition to its other investment Accounts, the Global Equities Account.

The CREF Global Equities Account maintains a broadly diversified investment portfolio consisting primarily of foreign and domestic common stocks. This Account maintains separate Accumulation Unit and Annuity Unit values. The Rules of the Fund may limit your right to allocate Considerations or Transfer funds to this Account.

                         TERMS USED IN THIS CERTIFICATE

Annuity Units. An Annuity Unit is the unit of payment for all Unit-Annuity benefits. The CREF Stock, CREF Money Market, CREF Social Choice, and CREF Global Equities Accounts each maintain separate Annuity Units. All CREF Unit-Annuity Income Options and Methods of Payment of the Death Benefit are available from these Accounts. For Accumulation Units purchased by Considerations remitted on your behalf under a Retirement Plan, your right to choose a Unit-Annuity Income Option from the CREF Social Choice Account or CREF Global Equities Account or any future Account may be limited in accordance with the Rules of the Fund. The current value of an Annuity Unit will change from time to time to reflect changes in CREF's investment, mortality, and expense experience. The dollar value of any Unit-Annuity payment will be the product of the number of Annuity Units to be paid and the then-current value of an Annuity Unit.

                  DELETION OF A CREF ACCOUNT OR A UNIT-ANNUITY

CREF may delete the CREF Bond Market Account, the CREF Social Choice Account, the CREF Global Equities Account, and any future Account. Also, CREF may stop providing Unit-Annuities in the CREF Social Choice Account, the CREF Global Equities Account or in any future Account.

      Accumulation. If you have Accumulation Units in a CREF Account that is deleted, you must transfer them to another CREF Account. If you do not make a choice, CREF will transfer your Accumulation in such Account to the CREF Money Market Account.

      Unit-Annuity. If a CREF Account is deleted or if a CREF Account stops providing Unit-Annuities, any Annuity Units in such Account must be converted to a Unit-Annuity in any other CREF Account that maintains Annuity Units. If no choice is made, any Unit-Annuity in the Account will be converted to a Unit-Annuity in the CREF Money Market Account. All elections and choices made in connection with an Income Option or a Method of Payment of the Death Benefit and in effect as of the date of conversion will remain in effect. The number of Annuity Units in the Account to which the Unit-Annuity is converted will be determined in accordance with the Rules of the Fund.

                                                              Chairman and
                                                         Chief Executive Officer